FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Item

1.	Banco BBVA Argentina S.A. reports consolidated fourth quarter earnings for fiscal year 2021.

BBVA

Creating Opportunities

4Q21 Earnings Release

BBVA Argentina

March 3, 2022

4Q21 and 2021 Highlights
BBVA
4Q21 Earnings Release

Positive net income in real terms in a context of higher inflation

NET INCOME (AR$ billions, INFLATION ADJUSTED)

+28%
+27%
0,4
3,7
4,8
16,6
21,2
4Q20
3Q21
4Q21
2020
2021

ROE	1.5%	9.3%	11.8%	10.9%	13.5%

Inflation continues to take a toll on efficiency ratios

EFFICIENCY (%, ACCUMULATED, INFLATION ADJUSTED)

+1,224 pbs
56,8%
69,7%
69,1%
4Q20
3Q21
4Q21

Income affected by challenging context, compensated by outstanding growth in net fee income

NET INTEREST INCOME
(AR$ billions, INFLATION ADJUSTED)

+4%
+5%
29,5
32,2
33,6
117,5
123,8
4Q20
3Q21
4Q21
2020
2021

NET FEE INCOME
(AR$ billions, INFLATION ADJUSTED)

-15%
+28%
4,2
6,8
5,8
18,5
23,7
4Q20
3Q21
4Q21
2020
2021

Private sector loans

(AR$ billions, INFLATION ADJUSTED)

Change in portfolio mix, mainly due to lower commercial loan demand.

-11%
438
375
388
41%
59%
38%
62%
39%
61%
4Q20
3Q21
4Q21
Commercial
Retail

PRIVATE LOANS MARKET SHARE*

8.40%	8.10%	8.05%

*Based on daily information from BCRA. Capital balance as of last day of every quarter. Consolidates PSA, VWFS & Rombo.

Private sector deposits

(AR$ billions, INFLATION ADJUSTED)

Stable funding mix, with higher share of investment accounts.

-2%
712
684
695
25%
6%
44%
24%
28%
8%
41%
22%
25%
9%
41%
25%
4Q20
3Q21
4Q21
Checking Accounts
Savings Accounts
Other
Investment accounts
Time Deposits

PRIVATE DEPOSITS MARKET SHARE*

7.13%	7.03%	6.95%

*Based on daily information from BCRA. Capital balance as of last day of every quarter.

4Q21 and 2021 Highlights
BBVA
4Q21 Earnings Release

Sound risk indicators based on a satisfactory portfolio behavior

311,95%
4,99%
181,75%
2,80%
181,89%
2,54%
1,40%
1,87%
0,46%
4Q20
3Q21
4Q21
Coverage
NPL
Cost of Risk

Strong organic generation of capital offset by declaration of dividends pending distribution

20,2%
23,5%
20,8%
11,5%
11,5%
11,5%
8,0%
8,0%
8,0%
4Q20
3Q21
4Q21
Minimum capital requirement
Additional buffer
Capital ratio

Transformation

ACTIVE DIGITAL CLIENTS (MILLIONS)

+6%
1,93
2,00
2,06
4Q20
3Q21
4Q21

MOBILE ACTIVE CLIENTS (MILLIONS)

+10%
1,61
1,71
1,77
4Q20
3Q21
4Q21

DIGITAL CLIENT PENETRATION RATE %

72%
74%
74%

MOBILE CLIENT PENETRATION RATE %

60%
63%
64%

MONETARY TRANSACTIONS BY CHANNEL

25%
74%
23%
76%
23%
77%
4Q20
3Q21
4Q21
Remote*
ATM+ATS
Tellers

* *Includes online and mobile banking, Net Cash online & mobile and non-banking correspondents including MODO. Tellers in 4Q21 represent less than 1%.*

RETAIL DIGITAL SALES (% OF TOTAL SALES YTD, % OF UNITS AND PRV)

80,8%
79,6%
80,0%
58,4%
61,2%
60,8%
4Q20
3Q21
4Q21
Digital Sales PRV (% Sales)
Ventas Digitales (% Unidades)

REMOTE CHANNELS

% MONETARY TRANSACTION GROWTH YoY as of 4Q21

+19%
Web
+5%
Mobile

Remote channels *have* ***higher shares*** *than* ***physical ones***

Banco BBVA Argentina S.A. announces Fourth Quarter and Fiscal Year 2021 results

Buenos Aires, March 3, 2022 – Banco BBVA Argentina S.A (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) (“BBVA Argentina” or “BBVA” or “the Bank”) announced today its consolidated results for the fourth quarter (4Q21), ended on December 31, 2021.

As of January 1, 2020, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2020 and 2021 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to December 31, 2021.

4Q21 and 2021 Highlights

•	BBVA Argentina’s inflation adjusted net income in 4Q21 was $4.8 billion, 27.8% greater than the $3.7 billion reported on the third quarter of 2021 (3Q21), and 1,008.8% greater than the $430 million reported on the fourth quarter of 2020 (4Q20). BBVA Argentina’s inflation adjusted net income in 2021 totaled $21.2 billion, 27.1% higher than the $16.6 billion reported in 2020.
•	In 4Q21, BBVA Argentina posted an inflation adjusted average return on assets (ROAA) of 1.8% and an inflation adjusted average return on equity (ROAE) of 11.8%. In 2021, BBVA Argentina posted an inflation adjusted ROAA of 2.0% and an inflation adjusted ROAE of 13.5%.
•	In terms of activity, total consolidated financing to the private sector in 4Q21 totaled $388.4 billion, increasing 3.7% in real terms compared to 3Q21, and contracting 11.4% compared to 4Q20. In the quarter, the increase was mainly driven by growth in other loans and discounted instruments by 17.2%%, and 11.4% respectively. BBVA’s consolidated market share of private sector loans reached 8.05% as of 4Q21.
•	Total consolidated deposits in 4Q21 totaled $708.3 billion, increasing 1.9% in real terms during the quarter, and falling 1.9% in the year. Quarterly increase was mainly explained by sight deposits, which grew 5.6%. The Bank’s consolidated market share of private deposits reached 6.95% as of 4Q21.
•	As of 4Q21, the non-performing loan ratio (NPL) reached 1.87%, with a 181.89% coverage ratio.
•	The accumulated efficiency ratio in 4Q21 was 69.1%, below 3Q21’s 69.7%, and above 4Q20’s 56.8%.
•	As of 4Q21, BBVA Argentina reached a regulatory capital ratio of 20.8%, entailing an $88.5 billion or 154.5% excess over minimum regulatory requirement. Tier I ratio was 20.3%.
•	Total liquid assets represented 76.4% of the Bank’s total deposits as of 4Q21.

Message from the CFO

“The pandemic situation improved during the second half of 2021, which enabled a recovery of the economic activity. This situation has had a positive impact on the financial system as a whole, which holds strong to cope with the challenges that still persist in the short-term.

During 2021, the Central Bank gradually eased the prudential measures adopted at the beginning of the pandemic, in accordance with the evolution of the public health situation and the possibility of recovery of the different economic sectors. BBVA Research, as of the date of this report, estimates that after a 9.9% contraction in 2020, GDP growth in Argentina could be around 10.0% in 2021, and forecasts a moderation in growth of up to 3.5% for 2022. The financial system continues to operate in a persistently high inflation context. Inflation rate reached 50.9% in 2021, versus 36.1% in 2020 and 53.8% in 2019. In the current scenario, a decline is not expected for 2022, as negotiations with the International Monetary Fund are still ongoing and it is expected that they enable a more favorable macroeconomic situation for that matter.

Regarding BBVA Argentina, operating income in 2021 are a consequence of an improvement in interest and fee income, and to lower loan loss allowances, denoting a satisfactory behavior of loan portfolios. As of the fourth quarter of 2021, another factor worth noting are lower administrative expenses.

As of December 2021, BBVA Argentina reached an NPL for private loans of 1.87%, quite below the system which was at 4.3% according to the last information available (November 2021). Concerning liquidity and solvency indicators, the Bank ends the quarter with 76.4% and 20.8% respectively, levels which undoubtedly allow to address business growth in the case of an economic recovery.

Since 2020, the Bank’s Shareholders’ meetings have announced dividends for a total of $28 billion, which remain pending distribution, given the Central Bank stated a suspension in the distribution of results of financial institutions until December 31, 2021. Now that the suspension has been lifted through Communication “A” 7421, the Bank will proceed to work on the authorization request to the regulator once its 2021 results are approved by the Shareholders’ meeting.

With respect to digitalization, our service offering has evolved in such way that by the end of December 2021, digital client penetration reached 74% from 72% a year back, while that of mobile clients reached 64% from 60% in the same period. The response on the side of customers has been satisfactory, and we are convinced this is the path to pursue, in the aim of sustaining and expanding our competitive position in the financial system.

BBVA Argentina has a corporate responsibility with society, inherent to the Bank’s business model, which bolsters inclusion, financial education and supports scientific research and culture. The Bank works with the highest integrity, long-term vision and best practices, and is present through the BBVA Group in the main sustainability indexes.

Lastly, the Bank actively monitors its business, financial conditions and operating results, in the aim of keeping a competitive position to face contextual challenges.”

Ernesto R. Gallardo, CFO at BBVA Argentina

4Q21 Conference Call

Friday, March 4 - 12:00 p.m. Buenos Aires time (10:00 a.m. EST)

To participate, please dial-in:

+ 54-11-3984-5677 (Argentina)

+ 1-844-450-3851 (United States)

+ 1-412-317-6373 (International)

Web Phone: click here

Conference ID: BBVA

Webcast & Replay: click here

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Banco BBVA Argentina and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Banco BBVA Argentina, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Banco BBVA Argentina’s filings with the U.S. Securities and Exchange Commission (SEC) and Comisión Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Banco BBVA Argentina is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

This earnings release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accounting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”), with the exceptions: (i) the adjustment in valuation established by the B.C.R.A. applied to the valuation of the remaining investment the Bank keeps of Prisma Medios de Pago S.A. (“Prisma”), and (ii) the exclusion of the application of the IFRS 9 impairment model for non-financial public sector debt instruments.

As of 1Q20, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2020 and 2021 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to December 21, 2021.

The information in this press release contains unaudited financial information that consolidates, line item by line item, all of the banking activities of BBVA Argentina, including: BBVA Asset Management Argentina S.A., Consolidar AFJP-undergoing liquidation proceeding, PSA Finance Argentina Compañía Financiera S.A. (“PSA”) and Volkswagen Financial Services Compañía Financiera S.A (“VWFS”).

BBVA Consolidar Seguros S.A. is disclosed on a consolidated basis recorded as Investments in associates (reported under the proportional consolidation method), and the corresponding results are reported as “Income from associates”), same as Rombo Compañía Financiera S.A. (“Rombo”), Play Digital S.A., Openpay Argentina S.A. and Interbanking S.A.

Financial statements of subsidiaries have been elaborated as of the same dates and periods as Banco BBVA Argentina S.A.’s. In the case of consolidated companies PSA and VWFS, financial statements were prepared considering the B.C.R.A. accounting framework for institutions belonging to “Group C”, without considering the model established by the IFRS 9 5.5. “Impairment” section for periods starting as of January 1, 2022. It is worth mentioning that the regulator extended the implementation of such section up to January 1, 2023, in a discretionary manner for Group “C” institutions. Companies consolidating with the Bank did not make use of this option.

The information published by the BBVA Group for Argentina is prepared according to IFRS, without considering the temporary exceptions established by BCRA.

Income Statement – 12 month accumulated

Income Statement - 12 month accumulated	BBVA ARG Consolidated
In millions of AR$ - Inflation adjusted	2021	2020	Var %
Interest income	214,903	179,553	19.7%
Interest expense	(91,060)	(62,035)	(46.8%)
Net interest income	123,843	117,518	5.4%
Fee income	44,705	43,240	3.4%
Fee expenses	(21,037)	(24,765)	15.1%
Net fee income	23,668	18,475	28.1%
Net income from financial instruments at fair value through P&L	4,365	11,949	(63.5%)
Net loss from write-down of assets at amortized cost and fair value through OCI	(123)	(3,487)	96.5%
Foreign exchange and gold gains	5,540	9,400	(41.1%)
Other operating income	8,091	9,475	(14.6%)
Loan loss allowances	(8,267)	(14,987)	44.8%
Net operating income	157,117	148,343	5.9%
Personnel benefits	(31,312)	(30,670)	(2.1%)
Administrative expenses	(32,432)	(28,407)	(14.2%)
Depreciation and amortization	(5,582)	(6,137)	9.0%
Other operating expenses	(26,699)	(24,785)	(7.7%)
Operating expenses	(96,025)	(89,999)	(6.7%)
Operating income	61,092	58,344	4.7%
Income from associates and joint ventures	(42)	412	(110.2%)
Income from net monetary position	(39,967)	(29,730)	(34.4%)
Income before income tax	21,083	29,026	(27.4%)
Income tax	80	(12,377)	100.6%
Income for the period	21,163	16,649	27.1%
Owners of the parent	21,183	16,668	27.1%
Non-controlling interests	(20)	(19)	(5.3%)

Other comprehensive Income (OCI) (1)	578	7,539	(92.3%)
Total comprehensive income	21,741	24,188	(10.1%)

BBVA Argentina 2021 net income was $21.2 billion, 27.1% higher than the $16.6 billion reported in 2020. This implied an accumulated annualized ROAE of 13.5% and a ROAA of 2.0% in 2021, compared to an accumulated annualized ROAE of 10.9% and a ROAA of 1.7% in 2020.

The increment in the Bank’s operating income is mainly explained by (i) an increase in interest and fee income, the latter mostly enhanced by the implementation of a new reward program within credit card benefits, which meant savings in fee expenses, (ii) lower net loss from write-down of assets at amortized cost and fair value through Other Comprehensive Income (OCI), and (iii) lower loan loss allowances, mainly due to a good evolution in the behavior of loan portfolios, especially on the commercial side.

It should be noted that 2020 results were affected by the partial collection of payments and voluntary swap of the National Treasury U.S. dollar linked notes (LELINK), which had been restructured on August 28, 2019, and that generated a loss in the line Net loss from write-down of assets at amortized cost and fair value through OCI.

Another factor to be highlighted is the income tax line, which showed a positive accumulated result of $80.0 million in 2021 compared to a $12.4 billion charge in 2020, explained by (i) the reversal in the second quarter of 2021 (2Q21), of the provision connected to the repayment of income tax inflation adjustments for 2017 and 2018 fiscal years, for a total of $4.3 billion (in nominal terms), recorded during the first quarter of 2018 and the second quarter of 2019 respectively; and (ii) the reversal in the first quarter of 2021 (1Q21), of a $1.2 billion provision (in nominal terms), recorded during the second quarter of 2017 corresponding to 2016 fiscal year, which was funded on a favorable final sentence in court.

The accumulated net income for 2021 net of the effect of actions of declaratory judgment on the tax line would have been $15.7 billion, decreasing 5.6% versus the accumulated net income for 2020. This would have meant an accumulated ROAE of 10.2% and an accumulated ROAA of 1.5%.

Additional to these factors, net income was affected by the income from the net monetary position in a context of higher inflation.

Quarterly Results

Income Statement	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	4Q21	3Q21	4Q20	QoQ	YoY
Net Interest Income	33,582	32,191	29,475	4.3%	13.9%
Net Fee Income	5,828	6,819	4,227	(14.5%)	37.9%
Net income from measurement of financial instruments at fair value through P&L	(226)	943	6,270	(124.0%)	(103.6%)
Net income from write-down of assets at amortized cost and at fair value through OCI	(18)	(41)	(221)	56.1%	91.9%
Foreign exchange and gold gains	1,630	1,291	1,620	26.3%	0.6%
Other operating income	2,098	1,745	2,909	20.2%	(27.9%)
Loan loss allowances	(444)	(2,706)	(5,549)	83.6%	92.0%
Net operating income	42,450	40,242	38,731	5.5%	9.6%
Personnel benefits	(7,715)	(8,135)	(7,332)	5.2%	(5.2%)
Adminsitrative expenses	(8,528)	(9,700)	(7,306)	12.1%	(16.7%)
Depreciation and amortization	(1,404)	(1,317)	(1,637)	(6.6%)	14.2%
Other operating expenses	(7,326)	(6,463)	(9,184)	(13.4%)	20.2%
Operarting expenses	(24,973)	(25,615)	(25,459)	2.5%	1.9%
Operating income	17,477	14,627	13,272	19.5%	31.7%
Income from associates	(115)	(98)	36	(17.3%)	(419.4%)
Income from net monetary position	(10,227)	(9,131)	(10,314)	(12.0%)	0.8%
Net income before income tax	7,135	5,398	2,994	32.2%	138.3%
Income tax	(2,367)	(1,666)	(2,564)	(42.1%)	7.7%
Net income for the period	4,768	3,732	430	27.8%	n.m
Owners of the parent	4,743	3,725	587	27.3%	n.m
Non-controlling interests	25	8	(157)	212.5%	115.9%

Other comprehensive Income (OCI) (1)	1,039	(244)	(402)	n.m	358.2%
Total comprehensive income	5,807	3,489	28	66.4%	n.m

(1) Net of Income Tax.

BBVA Argentina 4Q21 net income was $4.8 billion, increasing 27.8% or $1.0 billion quarter-over-quarter (QoQ) and 1,008.8% or $4.3 billion year-over-year (YoY). This implied a quarterly ROAE of 11.8% and a quarterly ROAA of 1.8%.

Quarterly results are mainly explained by (i) lower loan loss allowances, especially due to a satisfactory behavior of the loan portfolio, (ii) a greater fall in interest expenses, and (iii) lower administrative expenses. The increase in results is offset by (i) lower net fee income due to higher activity, (ii) higher expenses in the other operating expenses line item due to the recording of a new provision for reorganization charges, and (iii) a higher loss from the net monetary position.

Earnings per share	BBVA ARG Consolidated			Chg (%)
	4Q21	3Q21	4Q20	QoQ	YoY
Financial Statement information
Net income for the period attributable to owners of the parent (in AR$ millions, inflation adjusted)	4,743	3,725	587	27.3%	n.m
Total shares outstanding (1)	612,710	612,710	612,710	-	-
Market information
Closing price of ordinary share at BYMA (in AR$)	224.30	247.95	155.64	(9.5%)	44.1%
Closing price of ADS at NYSE (in USD)	3.22	3.89	3.27	(17.2%)	(1.5%)
Book value per share (in AR$)	265.40	266.94	255.60	(0.6%)	3.8%
Price-to-book ratio (BYMA price) (%)	0.85	0.93	0.61	-9.0%	38.8%
Earnings per share (in AR$)	7.74	6.08	0.96	27.3%	n.m
Earnings per ADS(2) (in AR$)	23.22	18.24	2.87	27.3%	n.m

(1) In thousands of shares.
(2) Each ADS accounts for 3 ordinary shares

Net Interest Income

Net interest income	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	4Q21	3Q21	4Q20	QoQ	YoY
Net Interest Income	33,582	32,191	29,475	4.3%	13.9%
Interest Income	55,904	57,353	48,336	(2.5%)	15.7%
From government securities	13,255	13,878	13,867	(4.5%)	(4.4%)
From private securities	60	33	29	81.8%	106.9%
Interest from loans and other financing	23,205	22,210	23,551	4.5%	(1.5%)
Financial Sector	428	277	305	54.5%	40.3%
Overdrafts	2,168	2,043	2,761	6.1%	(21.5%)
Discounted Instruments	4,086	3,480	3,802	17.4%	7.5%
Mortgage loans	397	449	445	(11.6%)	(10.8%)
Pledge loans	1,395	1,424	1,285	(2.0%)	8.6%
Consumer Loans	3,746	3,763	3,523	(0.5%)	6.3%
Credit Cards	6,509	6,392	6,087	1.8%	6.9%
Financial leases	235	253	228	(7.1%)	3.1%
Loans for the prefinancing and financing of exports	187	237	387	(21.1%)	(51.7%)
Other loans	4,054	3,892	4,728	4.2%	(14.3%)
Premiums on reverse REPO transactions	10,796	13,879	4,369	(22.2%)	147.1%
CER/UVA clause adjustment	7,698	7,353	6,425	4.7%	19.8%
Other interest income	890	-	95	N/A	n.m
Interest expenses	22,322	25,162	18,861	(11.3%)	18.4%
Deposits	20,179	23,068	17,285	(12.5%)	16.7%
Checking accounts	2,947	4,952	2,293	(40.5%)	28.5%
Savings accounts	127	123	108	3.3%	17.6%
Time deposits and Investment accounts	17,105	17,993	14,884	(4.9%)	14.9%
Other liabilities from financial transactions	134	185	492	(27.6%)	(72.8%)
Interfinancial loans received	897	496	590	80.8%	52.0%
Premiums on REPO transactions	1	2	-	(50.0%)	N/A
CER/UVA clause adjustment	1,111	1,410	396	(21.2%)	180.6%
Other	-	1	98	(100.0%)	(100.0%)

Net interest income for 4Q21 was $33.6 billion, increasing 4.3% or $1.4 billion QoQ, and 13.9% or $4.1 billion YoY. In 4Q21, interest expenses decreased more than interest income, mainly due to (i) higher income from interest from loans and other financing, (ii) increases in income from CER/UVA clause adjustments, and (iii) an improvement in the funding mix.

In 4Q21, interest income totaled $55.9 billion, falling 2.5% compared to 3Q21 and increasing 15.7% compared to 4Q20. Quarterly decrease is mainly driven by lower income from premiums on reverse REPO transactions, especially due to a lower position in these instruments as a result of higher activity. This fall was partially offset by a 4.7% increase in CER/UVA clause adjustments (mostly on income from government securities linked to such indexes), and a 4.5% increase in interest from loans and other financing (primarily affected by an increment in interests from discounted instruments).

Income from government securities fell 4.5% compared to 3Q21, and 4.4% compared to 4Q20. This is partially due to the fact that the effective rate of interests gained through BCRA liquidity bills (LELIQ) could not compensate the quarterly inflation rate of 10.2%1. 92% of these results are explained by government securities at fair value through OCI, of which 70% are LELIQ, and 7% are securities at amortized cost (2022 National Treasury Bonds at fixed rate, used for reserve requirement integration).

Interest income from loans and other financing totaled $23.2 billion, increasing 4.5% QoQ and falling 1.5% YoY. Quarterly growth is mainly due to an increase in discounted instruments by 17.4%. This was partially offset by a fall in interests from mortgage and pledge loans by 11.6% and 2.0% respectively.

Income from CER/UVA adjustments increased 4.7% QoQ and 19.8% YoY. Quarterly growth was driven by a higher yield of CER-linked securities. 63% of income from interests from CER/UVA clause adjustments is explained by interests generated by bonds linked to such indexes.

Interest expenses totaled $22.3 billion, denoting an 11.3% decrease QoQ and an 18.4% increase YoY. Quarterly decrease is described by lower checking account expenses, partially offset by higher expenses by interfinancial loans received by the Bank’s subsidiaries.

Interests from time deposits and investment accounts explain 76.6% of interest expenses, versus 71.5% the previous quarter. These fell 4.9% QoQ and grew 14.9% YoY.

NIM

As of 4Q21, net interest margin (NIM) was 19.2%, higher than the 17.8% recorded on 3Q21. In 2021, NIM was 18.2%. In 4Q21, NIM in pesos was 20.1% and 2.0% in U.S. dollars.

Assets & Liabilities Performance - Total	BBVA ARG Consolidated
In millions of AR$. Rates and spreads in annualized %	4Q21			3Q21			4Q20			2021
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	694,381	55,904	31.9%	719,280	57,353	31.6%	641,777	48,336	29.9%	680,453	214,904	31.6%
Debt securities	315,224	28,888	36.4%	351,007	32,158	36.3%	168,161	20,981	49.5%	297,862	109,389	36.7%
Loans to customers/financial institutions	367,274	26,940	29.1%	356,824	25,143	28.0%	403,236	27,349	26.9%	371,734	105,373	28.3%
Other assets	11,882	76	2.5%	11,450	52	1.8%	70,380	6	0.0%	10,857	142	1.3%
Total non interest-earning assets	280,344		-	288,118		-	297,158		-	297,673		-
Total Assets	974,725	55,904	22.8%	1,007,398	57,353	22.6%	938,935	48,336	20.4%	978,126	214,904	22.0%
Total interest-bearing liabilities	489,467	22,322	18.1%	539,314	25,162	18.5%	441,222	18,861	17.0%	510,697	91,059	17.8%
Sight deposits	253,008	3,074	4.8%	290,100	5,077	6.9%	218,554	2,401	4.4%	270,181	14,324	5.3%
Time deposits and investment accounts	225,630	18,913	33.3%	239,871	19,931	33.0%	204,789	15,577	30.2%	228,569	76,753	33.6%
Debt securities issued	310	50	64.0%	692	93	53.1%	3,925	407	41.1%	946	422	44.6%
Other liabilities	10,519	285	10.7%	8,652	62	2.8%	13,954	475	13.5%	11,001	(440)	(4.0%)
Total non-interest-bearing liabilities	485,258		-	468,084		-	497,714		-	467,428		-
Total liabilities and equity	974,725	22,322	9.1%	1,007,398	25,162	9.9%	938,935	18,861	8.0%	978,125	91,059	9.3%

NIM - Total			19.2%			17.8%			18.2%			18.2%
Spread - Total			13.8%			13.1%			12.9%			13.8%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Sight deposits include savings accounts and interest-bearing checking accounts. Non interest-bearing accounts are included in non-interest-bearing liabilities.
Assets & Liabilities Performance - AR$	BBVA ARG Consolidated
In millions of AR$. Rates and spreads in annualized %	4Q21			3Q21			4Q20			2021
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	659,317	55,668	33.5%	671,383	56,968	33.7%	590,810	47,661	32.0%	633,454	213,221	33.7%
Debt securities	314,664	28,888	36.4%	351,005	32,158	36.3%	168,161	20,981	49.5%	297,724	109,389	36.7%
Loans to customers/financial institutions	339,185	26,706	31.2%	315,046	24,759	31.2%	359,643	26,675	29.4%	331,604	103,695	31.3%
Loans to the BCRA	1	-	-	-	-	-			-	-	-	-
Other assets	5,467	74	5.4%	5,331	51	3.8%	63,006	5	0.0%	4,126	137	3.3%
Total non interest-earning assets	129,353		-	130,092		-	155,069	-	-	139,602	-	-
Total Assets	788,670	55,668	28.0%	801,475	56,968	28.2%	745,879	47,661	25.4%	773,056	213,221	27.6%
Total interest-bearing liabilities	362,272	22,265	24.4%	395,681	25,096	25.2%	309,323	18,817	24.1%	367,477	90,784	24.7%
Savings accounts	145,415	3,072	8.4%	169,873	5,075	11.9%	109,988	2,399	8.7%	150,520	14,315	9.5%
Time deposits	208,710	18,906	35.9%	220,474	19,922	35.8%	183,119	15,542	33.7%	208,571	76,704	36.8%
Debt securities issued	310	50	64.0%	692	93	53.1%	3,925	407	41.1%	946	422	44.6%
Other liabilities	7,837	237	12.0%	4,643	7	0.6%	12,292	469	15.1%	7,440	(657)	(8.8%)
Total non-interest-bearing liabilities	428,428		-	403,529		-	438,214	-	-	405,848	-	-
Total liabilities and equity	790,700	22,265	11.2%	799,210	25,096	12.5%	747,537	18,817	10.0%	773,325	90,784	11.7%

NIM - AR$			20.1%			18.8%			19.4%			19.3%
Spread - AR$			9.1%			8.5%			7.9%			9.0%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Sight deposits include savings accounts and interest-bearing checking accounts. Non interest-bearing accounts are included in non-interest-bearing liabilities.

1 Source: Instituto Nacional de Estadística y Censos (INDEC) – Consumer Price Index change between September and December 2021.

Assets & Liabilities Performance - Foreign Currency	BBVA ARG Consolidated
In millions of AR$. Rates and spreads in annualized %	4Q21			3Q21			4Q20			2021
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	35,064	236	2.7%	47,897	386	3.2%	50,967	675	5.3%	46,999	1,683	3.6%
Debt securities	560	-	-	1	-	-	0	0	254.5%	138	-	-
Loans to customers/financial institutions	28,089	234	3.3%	41,777	385	3.7%	43,593	673	6.1%	40,130	1,678	4.2%
Other assets	6,415	2	0.1%	6,119	1	0.1%	7,374	1	0.1%	6,731	5	0.1%
Total non interest-earning assets	150,991		-	158,026		-	142,089	-	-	158,071	-	-
Total Assets	186,055	236	0.5%	205,924	386	0.7%	193,056	675	1.4%	205,070	1,683	0.8%
Total interest-bearing liabilities	127,195	57	0.2%	143,633	66	0.2%	131,899	44	0.1%	143,220	275	0.2%
Savings accounts	107,593	2	0.0%	120,227	2	0.0%	108,566	2	0.0%	119,661	9	0.0%
Time deposits and Investment accounts	16,920	7	0.2%	19,397	9	0.2%	21,671	35	0.6%	19,998	49	0.2%
Other liabilities	2,682	48	7.1%	4,008	55	5.5%	1,662	7	1.6%	3,561	217	6.1%
Total non-interest-bearing liabilities	56,830		-	64,556		-	59,500	-	-	61,580	-	-
Total liabilities and equity	184,025	57	0.1%	208,188	66	0.1%	191,398	44	0.1%	204,800	275	0.1%

NIM - Foreign currency			2.0%			2.6%			4.9%			3.0%
Spread - Foreign currency			2.5%			3.0%			5.1%			3.4%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Sight deposits include savings accounts and interest-bearing checking accounts. Non interest-bearing accounts are included in non-interest-bearing liabilities.

Net Fee Income

Net fee income	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	4Q21	3Q21	4Q20	QoQ	YoY
Net Fee Income	5,828	6,819	4,227	(14.5%)	37.9%
Fee Income	11,570	11,389	11,367	1.6%	1.8%
Linked to liabilities	4,330	4,340	4,028	(0.2%)	7.5%
From credit cards	5,353	5,150	5,447	3.9%	(1.7%)
Linked to loans	780	721	593	8.2%	31.5%
From insurance	470	482	559	(2.5%)	(15.9%)
From foreign trade and foreign currency transactions	480	523	577	(8.2%)	(16.8%)
Other fee income	157	173	163	(9.2%)	(3.7%)
Fee expenses	5,742	4,570	7,140	25.6%	(19.6%)

Net fee income as of 4Q21 totaled $5.8 billion, falling 14.5% or $991 million QoQ and increasing 37.9% or $1.6 billion YoY.

In 4Q21, fee income totaled $11.6 billion, growing 1.6% QoQ and 1.8% YoY. The quarterly growth is mainly explained by an increase in income from credit cards (due to higher activity), and those linked to loans.

Regarding fee expenses, these totaled $5.7 billion, growing 25.6% QoQ and falling 19.6% YoY. Higher expenses in the quarter are partially explained by higher expenditures linked to an increase in marketing actions, higher consumption and a strategy of payroll business acquisition.

Net Income from Measurement of Financial Instruments at Fair Value and Foreign Exchange and Gold Gains/Losses

Net Income from financial instruments at fair value (FV) through P&L	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	4Q21	3Q21	4Q20	QoQ	YoY
Net Income from financial instruments at FV through P&L	(226)	943	6,270	(124.0%)	(103.6%)
Income from government securities	472	704	430	(33.0%)	9.8%
Income from private securities	(12)	(95)	1,020	87.4%	(101.2%)
Interest rate swaps	5	6	(1)	(16.7%)	n.m
Gains from foreign currency forward transactions	492	328	4,013	50.0%	(87.7%)
Income from put option long position - Prisma Medios de Pago	(1,182)	-	750	N/A	(257.6%)
Income from debt and equity instruments	(1)	-	42	N/A	(102.4%)
Other	-	-	16	N/A	(100.0%)

In 4Q21, net income from financial instruments at fair value (FV) through P&L was a loss of $226 million, decreasing 124.0% or $1,169 million QoQ and 103.6% or $6,496 million YoY.

These results are mainly explained by the write-off from the balance sheet of the Prisma put option. As of October 1, 2021, the Bank, together with the rest of Prisma’s Class B shareholders, have notified the decision to exercise the put option and initiate the sale procedure of the 49% remaining of its position in Prisma. This generated a loss of $1,182 million in the Income from put option long position – Prisma Medios de Pago line item.

Referred to the previous paragraph, as of the date of this report, there has not been a determination on the sale price of the transaction. Nonetheless, negotiations are being held with Advent International Global Private Equity.

On the other hand, the fall in income from government securities is mostly explained by the effective rate of interests gained through BCRA’s LELIQ, which do not compensate the inflation rate in the quarter.

Differences in quoted prices of gold and foreign currency	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	4Q21	3Q21	4Q20	QoQ	YoY
Foreign exchange and gold gains/(losses) (1)	1,630	1,291	1,620	26.3%	0.6%
From foreign exchange position	(149)	(384)	(491)	61.2%	69.7%
Income from purchase-sale of foreign currency	1,779	1,674	2,111	6.3%	(15.7%)
Net income from financial instruments at FV through P&L (2)	493	328	4,013	50.3%	(87.7%)
Income from foreign currency forward transactions	493	328	4,013	50.3%	(87.7%)
Total differences in quoted prices of gold & foreign currency (1) + (2)	2,123	1,619	5,633	31.1%	(62.3%)

In 4Q21, the total differences in quoted prices of gold and foreign currency showed profit for $2.1 billion, increasing 31.1% or $504 million compared to 3Q21, both due to a lower loss in from foreign exchange position line item, and to higher income from purchase-sale of foreign currency and from foreign currency forward transactions.

Other Operating Income

Other operating income	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	4Q21	3Q21	4Q20	QoQ	YoY
Operating Income	2,098	1,745	2,909	20.2%	(27.9%)
Rental of safe deposit boxes (1)	388	418	396	(7.2%)	(2.0%)
Adjustments and interest on miscellaneous receivables (1)	604	506	926	19.4%	(34.8%)
Punitive interest (1)	51	61	18	(16.4%)	183.3%
Loans recovered	391	274	421	42.7%	(7.1%)
Fee income from credit and debit cards (1)	119	88	90	35.2%	32.2%
Income from initial recognition of public securities	2	1	-	100.0%	N/A
Other Operating Income(2)	543	397	1,058	36.8%	(48.7%)

(1) Included in the efficiency ratio calculation
(2) Includes some of the concepts used in the efficiency ratio calculation

In 4Q21 other operating income totaled $2.1 billion, growing 20.2% or $353 million QoQ, and falling 27.9% or $811 million YoY. Quarterly growth is partially explained by a 36.8% increase in Other operating income, as a result of the reversal of provisions for $184 million, linked to the reorganization provision recorded on the fourth quarter of 2020. Additionally, the increase was affected by a 42.7% increment in the loans recovered line item, and a 19.4% growth in adjustments and interest on miscellaneous receivables.

Operating Expenses

Personnel Benefits and Administrative Expenses

Personnel Benefits and Adminsitrative Expenses	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	4Q21	3Q21	4Q20	QoQ	YoY
Total Personnel Benefits and Adminsitrative Expenses	16,243	17,835	14,638	(8.9%)	11.0%
Personnel Benefits (1)	7,715	8,135	7,332	(5.2%)	5.2%
Administrative expenses (1)	8,528	9,700	7,306	(12.1%)	16.7%
Travel expenses	26	39	50	(33.3%)	(48.0%)
Outsourced administrative expenses	1,051	1,081	563	(2.8%)	86.7%
Security services	305	265	291	15.1%	4.8%
Fees to Bank Directors and Supervisory Committee	26	10	13	160.0%	100.0%
Other fees	357	400	336	(10.8%)	6.3%
Insurance	91	107	89	(15.0%)	2.2%
Rent	687	1,613	766	(57.4%)	(10.3%)
Stationery and supplies	21	12	19	75.0%	10.5%
Electricity and communications	332	369	365	(10.0%)	(9.0%)
Advertising	396	652	203	(39.3%)	95.1%
Taxes	1,825	1,747	1,746	4.5%	4.5%
Maintenance costs	980	904	828	8.4%	18.4%
Armored transportation services	1,021	1,082	1,251	(5.6%)	(18.4%)
Other administrative expenses	1,410	1,419	786	(0.6%)	79.4%

Headcount*
BBVA (Bank)	5,787	5,790	5,920	(3)	(133)
Associates	98	98	99	-	(1)
Total employees	5,863	5,888	6,019	(25)	(156)
Branches	2,000	2,055	2,901	(55)	(901)
Main office	3,863	3,833	3,118	30	745

Total branches**	243	243	247	-	(4)

Efficiency ratio	67.3%	69.0%	44.0%	(167)bps	2,324 bps
Accumulated Efficiency Ratio	69.1%	69.7%	56.8%	(63)bps	1,224 bps
Efficiency ratio - Excl. Inflation adjustment	48.4%	51.9%	34.4%	(351)bps	1,394 bps
Accumulated Efficiency Ratio - Excl. Inflation adjustment	49.4%	49.7%	45.1%	(35)bps	425 bps

(1) Concept included in the efficiency ratio calculation
(2) Includes BBVA Asset Management Argentina S.A., PSA & VWFS
*corresponds to total effective employees, net of temporary contract employees
**do not include administrative offices. As of 4Q21, 54% owned and 46% rented.

During 4Q21, personnel benefits and administrative expenses totaled $16.2 billion, falling 8.9% or $1.6 billion compared to 3Q21, and growing 11.0% or $1.6 million compared to 4Q20.

Personnel benefits fell 5.2% QoQ, and grew 5.2% YoY. The quarterly decrease is partially explained by a fall in expenses on personnel services.

As of 4Q21, administrative expenses decreased 12.1% QoQ, and increased 16.7% YoY. The quarterly decline is partially explained by a 57.4% fall in the rent line item, and a 39.3% decrease in advertising.

The accumulated efficiency ratio as of 4Q21 was 69.1%, marginally improving compared to the 69.7% and deteriorating versus the 56.8% reported in 3Q21 and 4Q20 respectively. The quarterly improvement is explained by a higher percentage increase in the denominator (income considering monetary position results) than the numerator (expenses), which has been positively affected by an improvement in net fee income and net interest income.

Excluding inflation adjustments considered in the income from the monetary position line item, the 4Q21 accumulated efficiency ratio would have been 49.4%, marginally improving compared to the 49.7% of 3Q21 and deteriorating compared to the 45.1% of 4Q20.

Other Operating Expenses

Other Operating Expenses	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	4Q21	3Q21	4Q20	QoQ	YoY
Other Operating Expenses	7,326	6,463	9,184	13.4%	(20.2%)
Turnover tax	4,341	4,296	3,299	1.0%	31.6%
Initial loss of loans below market rate	643	418	954	53.8%	(32.6%)
Contribution to the Deposit Guarantee Fund (SEDESA)	286	291	279	(1.7%)	2.5%
Interest on liabilities from financial lease	107	114	130	(6.1%)	(17.7%)
Other allowances	(265)	247	690	(207.3%)	(138.4%)
Loss for sale or depreciation of investment property and other non financial assets	39	-	-	N/A	N/A
Other operating expenses	2,175	1,097	3,832	98.3%	(43.2%)

In 4Q21, other operating expenses totaled $7.3 billion, growing 13.4% or $863 million QoQ, and falling 20.2% or $1.9 billion YoY.

The key factor explaining the quarterly increase in in the other operating expenses line item, where a $1.3 billion provision for reorganization is recorded, consistent with the goal of further aligning the organizational structure with the corporate strategy during the current year, achieving efficiency gains and streamlining the decision-making process across all work teams.

The aforementioned expenses are partially offset by the other allowances line item, falling 207.3% related to the increased use of off-balance sheet items as a result of growth in activity.

Income from Associates

This line reflects the results from non-consolidated associate companies. During 4Q21, a loss of $115 million has been reported, mainly due to the Bank’s participation in BBVA Consolidar Seguros S.A., Rombo Compañía Financiera S.A., Interbanking S.A. and Play Digital S.A. and Openpay Argentina S.A.

Income Tax

Accumulated income tax during 2021 recorded a gain of $80 million. Income tax expense as of 4Q21 was $2.4 billion. The first and second quarters of 2021 were affected by the reversal of provisions connected to the repayment of income tax inflation adjustments for 2016, 2017 and 2018 fiscal years.

Excluding the effect of actions of declaratory judgment during the year, the effective tax rate would have been 30% in 2021, compared to an effective tax rate of 43% in 2020.

The accumulated income tax result as of 4Q21 includes the reversal in 2Q21 of the provision connected to the repayment of income tax inflation adjustments for 2017 and 2018 fiscal years, for a total of $4.3 billion (in nominal terms), recorded during the first quarter of 2018 and the second quarter of 2019 respectively. The reversal was a result of an assessment, funded on legal and tax advisors’ opinions, in which the Bank considered that probabilities of getting a final instance favorable court ruling were higher for those fiscal years.

The accumulated income tax result as of 4Q21 also includes the positive result posted in 1Q21 due to the reversal of a provision of $1.2 billion (in nominal terms) recorded during the second quarter of 2017 corresponding to 2016 fiscal year, which was funded on a favorable final sentence in court.

Meanwhile, on May 26, 2021, the Bank filed a new action of declaratory judgment of unconstitutionality against the Administración Federal de Ingresos Públicos –Dirección General Impositiva (AFIP-DGI) expecting a favorable decision that declares the unconstitutionality of the section 194 of Income Tax Law (T.O. 2019) and/or the regulations that prevent the full implementation of the inflation adjustment for tax purposes mechanism, as it considers a confiscatory income tax effect for fiscal year 2020. Consequently, in the income tax line item, a positive adjustment of $784 million (in nominal terms) is recorded.

Subsequently, Law No 27,630 enacted on June 16, 2021, overruled the general reduction in applicable tax rates2, and introduced a scale system for fiscal years as of January 1, 2021. Thus, the applicable scale for the Bank will be the highest with a 35% tax rate.

Balance sheet and activity

Loans and Other Financing

Loans and other financing	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	4Q21	3Q21	4Q20	QoQ	YoY
To the public sector	1	1	10	-	(90.0%)
To the financial sector	4,252	4,008	3,528	6.1%	20.5%
Non-financial private sector and residents abroad	388,440	374,591	438,185	3.7%	(11.4%)
Non-financial private sector and residents abroad - AR$	365,908	342,744	391,478	6.8%	(6.5%)
Overdrafts	22,526	23,348	26,277	(3.5%)	(14.3%)
Discounted instruments	51,375	42,832	49,988	19.9%	2.8%
Mortgage loans	22,909	23,846	25,276	(3.9%)	(9.4%)
Pledge loans	16,342	16,609	17,226	(1.6%)	(5.1%)
Consumer loans	40,951	39,324	42,446	4.1%	(3.5%)
Credit cards	154,590	149,765	170,351	3.2%	(9.3%)
Receivables from financial leases	2,888	3,074	2,632	(6.1%)	9.7%
Other loans	54,327	43,946	57,282	23.6%	(5.2%)
Non-financial private sector and residents abroad - Foreign Currency	22,532	31,847	46,707	(29.2%)	(51.8%)
Overdrafts	2	3	4	(33.3%)	(50.0%)
Discounted instruments	-	3,304	2,553	(100.0%)	(100.0%)
Credit cards	2,549	2,702	2,530	(5.7%)	0.8%
Receivables from financial leases	24	60	187	(60.0%)	(87.2%)
Loans for the prefinancing and financing of exports	13,343	17,743	24,120	(24.8%)	(44.7%)
Other loans	6,614	8,035	17,313	(17.7%)	(61.8%)

% of total loans to Private sector in AR$	94.2%	91.5%	89.3%	270 bps	486 bps
% of total loans to Private sector in Foreign Currency	5.8%	8.5%	10.7%	(270)bps	(486)bps

% of mortgage loans with UVA adjustments / Total mortgage loans (1)	74.6%	74.7%	84.0%	(5)bps	(934)bps
% of pledge loans with UVA adjustments / Total pledge loans (1)	6.7%	8.1%	12.5%	(135)bps	(582)bps
% of consumer loans with UVA adjustments / Total consumer loans (1)	3.5%	5.1%	11.5%	(162)bps	(802)bps
% of loans with UVA adjustments / Total loans and other financing(1)	4.1%	4.3%	3.4%	(16)bps	70 bps

Total loans and other financing	392,693	378,600	441,723	3.7%	(11.1%)
Allowances	(13,653)	(17,862)	(19,813)	23.6%	31.1%
Total net loans and other financing	379,040	360,738	421,910	5.1%	(10.2%)

(1) Excludes effect of accrued interests adjustments.
Loans and other financing to non-financial private sector and residents abroad in foreign currency	BBVA ARG Consolidated			Chg (%)
In millions of USD	4Q21	3Q21	4Q20	QoQ	YoY
FX rate*	102.8	98.7	84.1	4.1%	22.1%
Non-financial private sector and residents abroad - Foreign Currency (USD)	219	293	368	(25.1%)	(40.4%)
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

Private sector loans as of 4Q21 totaled $388.4 billion, increasing 3.7% or $13.9 billion QoQ, and falling 11.1% or $49.8 billion YoY.

Loans to the private sector in pesos increased 6.8% in 4Q21, and decreased 6.5% YoY. During the quarter, growth is especially driven by a 23.6% increase in other loans (mainly company loans or “PIV”, based on productive investment credit lines, and subsidiaries’ Floorplanning), a 19.9% increase in discounted instruments, and a 3.2% increase in credit cards, the latter partially explained by Ahora 12 programs.

2 Previously: 30% for fiscal years as of January 1, 2018 and 25% for fiscal years as of 2022.

Loans to the private sector denominated in foreign currency fell 29.2% QoQ and 51.8% YoY. Quarterly decrease is mainly explained by a 24.8% fall in prefinancing and financing of exports, a 100.0% fall in discounted instruments, and a 17.7% fall in other loans. All the aforementioned indicates a lack of demand of loans in foreign currency. Loans to the private sector in foreign currency measured in U.S. dollars fell 25.1% QoQ and 40.4% YoY. The depreciation of the argentine peso versus the U.S. dollar was 3.9% QoQ and 18.1% YoY3.

In 4Q21, total loans and other financing totaled $392.7 billion, increasing 3.7% compared to 3Q21 and 11.1% compared to 4Q20.

Loans and other financing	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	4Q21	3Q21	4Q20	QoQ	YoY
Non-financial private sector and residents abroad - Retail	237,341	232,246	257,829	2.2%	(7.9%)
Mortgage loans	22,909	23,846	25,276	(3.9%)	(9.4%)
Pledge loans	16,342	16,609	17,226	(1.6%)	(5.1%)
Consumer loans	40,951	39,324	42,446	4.1%	(3.5%)
Credit cards	157,139	152,467	172,881	3.1%	(9.1%)
Non-financial private sector and residents abroad - Commercial	151,099	142,345	180,356	6.1%	(16.2%)
Overdrafts	22,528	23,351	26,281	(3.5%)	(14.3%)
Discounted instruments	51,375	46,136	52,541	11.4%	(2.2%)
Receivables from financial leases	2,912	3,134	2,819	(7.1%)	3.3%
Loans for the prefinancing and financing of exports	13,343	17,743	24,120	(24.8%)	(44.7%)
Other loans	60,941	51,981	74,595	17.2%	(18.3%)

% of total loans to Retail sector	61.1%	62.0%	58.8%	(90)bps	226 bps
% of total loans to Commercial sector	38.9%	38.0%	41.2%	90 bps	(226)bps

In real terms, retail loans (mortgage, pledge, consumer and credit cards) have increased 2.2% QoQ and fallen 7.9% YoY. During the quarter, the greatest increases are seen in consumer loans with a 4.1% increment, followed by a 3.1% growth in credit cards.

Commercial loans (overdrafts, discounted instruments, receivables from financial leases, loans for the prefinancing and financing of exports, and other loans) grew 6.1% QoQ and contracted 16.2% YoY both in real terms. Quarterly increase is explained by a 17.2% growth in other loans, followed by an 11.4% increase in discounted instruments. This was partially offset by a 24.8% fall in prefinancing and financing of exports. Growth in commercial loans was primarily motivated by marketing campaigns during 4Q21.

Loan portfolios are mainly impacted by the effect of inflation during the fourth quarter of 2021, which reached 10.2%. In nominal terms, the retail, commercial and total loan portfolio all increased 12.6%, 17.0% and 14.3% respectively during the quarter, well beyond real term growth.

Loans and other financing- Non restated figures	BBVA ARG Consolidated			Chg (%)
In millions of AR$	4Q21	3Q21	4Q20	QoQ	YoY
Non-financial private sector and residents abroad - Retail	237,341	210,730	171,593	12.6%	38.3%
Non-financial private sector and residents abroad - Commercial	151,099	129,157	118,708	17.0%	27.3%
Total loans and other financing (1)	392,693	343,525	292,645	14.3%	34.2%
(1) Does not include allowances

As of 4Q21, the total loans and other financing over deposits ratio was 55.4%, above the 54.5% recorded in 3Q21 and below the 61.2% in 4Q20.

Market share - Private sector Loans	BBVA ARG Consolidated			Chg (%)
In %	4Q21	3Q21	4Q20	QoQ	YoY
Private sector loans - Bank	7.18%	7.25%	7.66%	(7)bps	(48)bps
Private sector loans - Consolidated*	8.05%	8.10%	8.49%	(5)bps	(44)bps

Based on daily BCRA information. Capital balance as of the last day of each quarter.
* Consolidates PSA, VWFS & Rombo

3 Taking into consideration wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500.

Loans by economic activity	BBVA ARG Consolidated			Chg (%)
% over total gross loans and other financing	4Q21	3Q21	4Q20	QoQ	YoY
Government services	n.m.	n.m	n.m	-	-
Financial Sector	1.1%	1.1%	0.8%	2 bps	28 bps
Agricultural and Livestock	4.2%	3.8%	5.2%	41 bps	(99)bps
Mining products	3.8%	5.4%	9.4%	(157)bps	(551)bps
Other manufacturing	11.0%	11.0%	7.8%	1 bps	315 bps
Electricity, oil,water and sanitary services	0.0%	0.0%	0.3%	1 bps	(30)bps
Wholesale and retail trade	7.2%	6.2%	5.3%	101 bps	192 bps
Transport	1.0%	0.8%	0.9%	19 bps	17 bps
Services	0.8%	0.7%	0.6%	9 bps	13 bps
Others	13.2%	12.8%	14.2%	36 bps	(105)bps
Construction	0.6%	0.6%	0.7%	6 bps	(10)bps
Consumer	57.0%	57.6%	54.7%	(60)bps	228 bps
Total gross loans and other financing	100.0%	100.0%	100.0%

Asset Quality

Asset Quality	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	4Q21	3Q21	4Q20	QoQ	YoY
Commercial non-performing portfolio (1)	2,411	2,663	3,330	(9.5%)	(27.6%)
Total commercial portfolio	114,109	117,623	150,450	(3.0%)	(24.2%)
Commercial non-performing portfolio / Total commercial portfolio	2.11%	2.26%	2.21%	(15)bps	(10)bps
Retail non-performing portfolio (1)	5,095	7,165	3,022	(28.9%)	68.6%
Total retail portfolio	286,991	268,804	302,588	6.8%	(5.2%)
Retail non-performing portfolio / Total retail portfolio	1.78%	2.67%	1.00%	(89)bps	78 bps
Total non-performing portfolio (1)	7,506	9,828	6,351	(23.6%)	18.2%
Total portfolio	401,100	386,427	453,038	3.8%	(11.5%)
Total non-performing portfolio / Total portfolio	1.87%	2.54%	1.40%	(67)bps	47 bps
Allowances	13,653	17,862	19,813	(23.6%)	(31.1%)
Allowances /Total non-performing portfolio	181.89%	181.75%	311.95%	14 bps	(13,006)bps
Quarterly change in Write-offs	2,533	1,276	1,104	98.5%	129.4%
Write offs / Total portfolio	0.63%	0.33%	0.24%	30 bps	39 bps
Cost of Risk (CoR)	0.46%	2.80%	4.99%	(234)bps	(454)bps

(1) Non-performing loans include: all loans to borrowers classified as "Deficient Servicing (Stage 3)", "High Insolvency Risk (Stage 4)", "Irrecoverable" and/or "Irrecoverable for Technical Decision" (Stage 5) according to BCRA debtor classification system

In 4Q21, asset quality ratio or NPL (total non-performing portfolio / total portfolio) was 1.87%, compared to the 2.54% recorded in 3Q21. The decrease is mainly explained by (i) a satisfactory behavior of the loan portfolio, (ii) the write-off of non-performing loans, mainly retail, (iii) together with an increase in the total loan portfolio.

The coverage ratio (allowances / total non-performing portfolio) was 181.89% in 4Q21, versus the 181.75% recorded in 3Q21. The change in this ratio reflects a similar variation in allowances (mainly due to the update and improvement of IFRS 9 impairment loss model parameters, with most impact on the retail portfolio) and in the total non-performing loan portfolio.

Cost of risk (loan loss allowances / average total loans) reached 0.46% as of 4Q21, lower than 3Q21’s 2.80%. This is mainly explained by the reduction in loan loss allowances, as a result of the annual update of IFRS 9 impairment loss model parameters, and an improvement in the sovereign rating for the commercial portfolio, upgrading the commercial loan portfolio’s rating. This was offset by the negative effect of the new default definition implemented in November 2021 by the parent BBVA Group.

Analysis for the allowance of loan losses	BBVA ARG
	Balance at 12/31/2020	Stage 1	Stage 2	Stage 3	Monetary result generated by allowances	Balance at 12/31/2021
In millions of AR$
Other financial assets	399	(25)	-	51	(137)	288
Loans and other financing	19,323	(2,523)	(987)	4,764	(7,412)	13,165
Other debt securities	-	18	-	-	(3)	15
Eventual commitments	2,060	(463)	(51)	20	(712)	854
Total allowances	21,782	(2,993)	(1,038)	4,835	(8,264)	14,322

Note: to be consistent with Financial Statements, it must be recorded from the beginning of the year instead of the quarter

Allowances for the Bank in 4Q21 reflect expected losses driven by the adoption of the IFRS 9 standards as of January 1, 2020, except for debt instruments issued by the nonfinancial government sector which were temporarily excluded from the scope of such standard.

Analysis for the allowance of loan losses	Group "C" Subsidiary Companies
	Balance at 12/31/2020	Stage 1	Stage 2	Stage 3	Monetary result generated by allowances	Balance at 12/31/2021
In millions of AR$
Loans and other financing	490	190	(28)	(15)	(150)	488
Non-financial private sector and residents abroad	490	190	(28)	(15)	(150)	488
Pledge loans	475	180	(25)	(15)	(145)	469
Financial leases	2	1	(1)	-	-	2
Other	13	9	-	-	(5)	17
Total allowances	490	190	(28)	(15)	(150)	488
Note: to be consistent with Financial Statements, it must be recorded from the beginning of the year instead of the quarter

The financial statements of consolidated subsidiaries PSA and VWFS were prepared considering the financial reporting framework set forth by the BCRA for Group "C" financial institutions, without considering the model established in paragraph 5.5. “Impairment” of IFRS 9 for fiscal years commencing on and after January 1, 2022. It is worth mentioning that the regulator extended the implementation of such section up to January 1, 2023, in a discretionary manner for Group “C” institutions. Companies consolidating with the Bank did not make use of this option.

Public Sector Exposure

Net Public Debt Exposure	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	4Q21	3Q21	4Q20	QoQ	YoY
Treasury and Government securities	81,948	69,380	57,823	18.1%	41.7%
Treasury and National Government	81,948	69,380	57,823	18.1%	41.7%
National Treasury Public Debt in AR$	80,330	69,380	57,823	15.8%	38.9%
National Treasury Public Debt in AR$ linked to US dollars	1,618	-	-	N/A	N/A
Loans to the Public Sector	1	1	10	-	(90.0%)
AR$ Subtotal	80,331	69,381	57,833	15.8%	38.9%
USD Subtotal*	1,618	0	0	n.m	n.m
Total Public Debt Exposure	81,949	69,381	57,833	18.1%	41.7%

B.C.R.A. Exposure	245,242	251,919	209,920	(2.7%)	16.8%
Instruments	107,693	132,055	135,675	(18.4%)	(20.6%)
LELIQs	107,693	132,055	135,675	(18.4%)	(20.6%)
Repo	137,548	119,864	74,245	14.8%	85.3%
B.C.R.A. - AR$	137,548	119,864	74,245	14.8%	85.3%

% Public sector exposure (Excl. B.C.R.A.) / Total assets	8.0%	6.9%	5.6%	106 bps	238 bps

*Includes USD-linked Treasury public debt in AR$
This table does not include deposits at the Central Bank used to comply with reserve requirements.

4Q21 public sector exposure (excluding BCRA) totaled $81.9 billion, growing 18.1% or $12.6 billion QoQ, and 41.7% or $24.1 billion YoY. The quarterly increase is explained by a greater position in CER-linked treasury bonds, CER-linked treasury bills (LECER) and 2022 National Treasury Bonds at fixed rate (Bonte 22, used for reserve requirement integration), as well as U.S. dollar linked treasury bonds.

Short-term liquidity is mostly allocated in BCRA instruments, which fell 2.7% QoQ and increased 16.8% YoY in real terms. The quarterly decrease is explained by a reduction in the final LELIQ position.

Exposure to the public sector (excluding BCRA) represents 8.0% of total assets, above the 6.9% in 3Q21 and the 5.6% in 4Q20.

Deposits

Total Deposits	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	4Q21	3Q21	4Q20	QoQ	YoY
Total deposits	708,336	695,180	721,839	1.9%	(1.9%)
Non-financial Public Sector	13,274	11,247	8,496	18.0%	56.2%
Financial Sector	217	226	1,301	(4.0%)	(83.3%)
Non-financial private sector and residents abroad	694,845	683,707	712,042	1.6%	(2.4%)
Non-financial private sector and residents abroad - AR$	531,860	501,445	508,207	6.1%	4.7%
Checking accounts	170,393	152,490	169,875	11.7%	0.3%
Savings accounts	139,820	117,542	133,596	19.0%	4.7%
Time deposits	157,124	170,330	157,924	(7.8%)	(0.5%)
Investment accounts	59,871	56,679	42,120	5.6%	42.1%
Other	4,653	4,404	4,692	5.6%	(0.8%)
Non-financial private sector and res. abroad - Foreign Currency	162,985	182,262	203,835	(10.6%)	(20.0%)
Checking accounts	24	65	60	(63.8%)	(61.1%)
Savings accounts	145,372	160,852	177,234	(9.6%)	(18.0%)
Time deposits	15,746	19,133	23,308	(17.7%)	(32.4%)
Other	1,844	2,212	3,232	(16.7%)	(42.9%)

% of total portfolio in the private sector in AR$	76.5%	73.3%	71.4%	320 bps	517 bps
% of total portfolio in the private sector in Foregin Currency	23.5%	26.7%	28.6%	(320)bps	(517)bps

% of time deposits with UVA adjustments / Total AR$ Deposits	3.9%	4.0%	1.7%	(13)bps	225 bps

% of sight deposits over total deposits	66.5%	64.0%	68.6%	251 bps	(213)bps
% of time deposits over total deposits	33.5%	36.0%	31.4%	(251)bps	213 bps

Deposits to the non-financial private sector and res. abroad in foreign currency	BBVA ARG Consolidated			Chg (%)
In millions of USD	4Q21	3Q21	4Q20	QoQ	YoY
FX rate*	102.8	98.7	84.1	4.1%	22.1%
Non-financial private sector and residents abroad - Foreign Currency (USD)	1,586	1,675	1,605	(5.3%)	(1.2%)
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

As of 4Q21, total deposits reached $708.3 billion, growing 1.9% or $13.2 billion QoQ, and falling 1.9% or $13.5 billion YoY.

Private non-financial sector deposits in 4Q21 totaled $694.8 billion, increasing 1.6% QoQ, and falling 2.4% YoY.

Private non-financial sector deposits in pesos totaled $531.9 billion, increasing 6.1% compared to 3Q21, and 4.7% compared to 4Q20. The quarterly growth is mainly affected by the increase in sight deposits, especially checking accounts (non-interest bearing), and savings accounts. This was partially offset by a 7.8% decrease in time deposits.

Private non-financial sector deposits in foreign currency expressed in pesos fell 10.6% QoQ and 20.0% YoY. Measured in U.S. dollars, these deposits fell 5.3% QoQ and 1.2% YoY.

Private Deposits	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	4Q21	3Q21	4Q20	QoQ	YoY
Non-financial private sector and residents abroad	694,845	683,707	712,042	1.6%	(2.4%)
Sight deposits	462,105	437,565	488,689	5.6%	(5.4%)
Checking accounts	170,416	152,555	169,936	11.7%	0.3%
Savings accounts	285,192	278,394	310,830	2.4%	(8.2%)
Other	6,496	6,616	7,924	(1.8%)	(18.0%)
Time deposits	232,741	246,141	223,352	(5.4%)	4.2%
Time deposits	172,870	189,462	181,233	(8.8%)	(4.6%)
Investment accounts	59,871	56,679	42,120	5.6%	42.1%

% of sight deposits over total deposits	67.1%	64.6%	69.1%	255 bps	(192)bps
% of time deposits over total deposits	32.9%	35.4%	30.9%	(255)bps	192 bps

Private Deposits - Non restated figures	BBVA ARG Consolidated			Chg (%)
In millions of AR$	4Q21	3Q21	4Q20	QoQ	YoY
Sight deposits	462,105	397,028	323,760	16.4%	42.7%
Time deposits	232,741	223,338	147,973	4.2%	57.3%
Total deposits	708,336	630,776	478,223	12.3%	48.1%

As of 4Q21, the Bank’s transactional deposits (checking accounts and savings accounts) represented 65.6% of total non-financial private deposits, totaling $455.6 billion, versus 63.0% in 3Q21.

Market Share - Private sector Deposits	BBVA ARG Consolidated			Chg (%)
In %	4Q21	3Q21	4Q20	QoQ	YoY
Private sector Deposits - Consolidated*	6.95%	7.03%	7.13%	(8)bps	(18)bps

Based on daily BCRA information. Capital balance as of the last day of each quarter.
* Consolidates PSA, VWFS & Rombo

Other Sources of Funds

Other sources of funds	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	4Q21	3Q21	4Q20	QoQ	YoY
Other sources of funds	171,667	172,850	169,676	(0.7%)	1.2%
Central Bank	46	35	43	30.5%	5.9%
Banks and international organizations	-	3,339	2,552	(100.0%)	(100.0%)
Financing received from local financial institutions	11,712	8,600	11,934	36.2%	(1.9%)
Corporate bonds	503	502	1,764	0.2%	(71.5%)
Equity	159,406	160,374	153,382	(0.6%)	3.9%

In 4Q21, other sources of funds totaled $172.0 billion, decreasing 0.5% or $883 million QoQ, and increasing 1.4% or $3.0 billion YoY.

The fall in Banks and international organizations is related to the finalization of loans with correspondent banks which have not been renewed, which were used for productive investment credit lines for which demand has contracted.

Quarterly increase is mostly explained by the 0.6% decrease in equity. This is explained by the announcement of a dividend distribution for $6.5 billion on November 3, 2021.

Liquid Assets

Total Liquid Assets	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	4Q21	3Q21	4Q20	QoQ	YoY
Total liquid assets	540,922	534,862	486,869	1.1%	11.1%
Cash and deposits in banks	218,346	217,404	229,595	0.4%	(4.9%)
Debt securities at fair value through profit or loss	1,396	7,215	1,382	(80.7%)	1.1%
Government securities	1,396	2,386	1,382	(41.5%)	1.1%
Liquidity bills of B. C. R. A.	-	4,829	-	(100.0%)	N/A
Net REPO transactions	137,548	119,864	74,245	14.8%	85.3%
Other debt securities	183,631	190,378	181,648	(3.5%)	1.1%
Government securities	75,938	63,153	45,966	20.2%	65.2%
Liquidity bills of B. C. R. A.	107,693	127,226	135,682	(15.4%)	(20.6%)

Liquid assets / Total Deposits	76.4%	76.9%	67.4%	(57)bps	892 bps

In 4Q21, liquid assets were $540.9 billion, growing 1.1% or $6.1 billion compared to 3Q21, and 11.1% or $54.1 billion compared to 4Q20, mainly due to an increase in net REPO transactions, and in government securities at amortized cost (other debt securities), as a result of increased liquidity.

In 4Q21, the liquidity ratio (liquid assets / total deposits) reached 76.4%. Liquidity ratio in local and foreign currency reached 72.0% and 92.9% respectively.

Solvency

Minimum capital requirement	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	4Q21	3Q21	4Q20	QoQ	YoY
Minimum capital requirement	57,278	51,978	58,558	10.2%	(2.2%)
Credit risk	41,911	39,217	44,562	6.9%	(6.0%)
Market risk	227	159	371	43.0%	(38.9%)
Operational risk	15,140	12,603	13,624	20.1%	11.1%

Integrated Capital - RPC (1)*	145,792	149,518	144,705	(2.5%)	0.8%
Ordinary Capital Level 1 ( COn1)	160,894	164,455	163,393	(2.2%)	(1.5%)
Deductible items COn1	(18,801)	(18,714)	(23,167)	(0.5%)	18.8%
Additional Capital Level 2 (COn2)	3,699	3,777	4,478	(2.1%)	(17.4%)

Excess Capital
Integration excess	88,514	97,539	86,147	(9.3%)	2.7%
Excess as % of minimum capital requirement	154.5%	187.7%	147.11%	(3,312)pbs	742 pbs

Risk-weighted assets (RWA, according to B.C.R.A. regulation) (2)	700,715	635,454	715,750	10.3%	(2.1%)

Regulatory Capital Ratio (1)/(2)	20.8%	23.5%	20.2%	(272)bps	59 bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	20.3%	22.9%	19.6%	(266)bps	69 bps

* RPC includes 100% of quarterly results

BBVA Argentina continues to show strong solvency indicators on 4Q21. Capital ratio reached 20.8%, lower than 3Q21’s 23.5%, mostly due to the announcement of dividend distribution on November 3, 2021 for $6.5 billion. Tier 1 ratio was 20.3% and capital excess over regulatory requirement was $88.5 billion or 154.5%.

Since 2020, the Bank’s Shareholders’ meetings have announced dividends for a total of $28 billion, which remain pending distribution, given the Central Bank stated a suspension in the distribution of results of financial institutions until December 31, 2021. Now that the suspension has been lifted through Communication “A” 7421, the Bank will proceed to work on the authorization request to the regulator once its 2021 results are approved by the Shareholders’ meeting.

BBVA Argentina Asset Management S.A.

Mutual Funds Assets	BBVA Asset Management			Chg (%)
In millions of AR$ - Inflation adjusted	4Q21	3Q21	4Q20	QoQ	YoY
FBA Renta Pesos	175,775	192,076	144,714	(8.5%)	21.5%
FBA Renta Fija Plus	16,661	12,366	657	34.7%	n.m
FBA Ahorro Pesos	3,045	2,120	1,219	43.6%	149.8%
FBA Horizonte	369	402	962	(8.2%)	(61.6%)
FBA Calificado	909	867	846	4.8%	7.4%
FBA Acciones Argentinas	718	759	710	(5.4%)	1.1%
FBA Acciones Latinoamericanas	527	538	671	(2.0%)	(21.5%)
FBA Bonos Argentina	788	928	391	(15.1%)	101.5%
FBA Bonos Globales	119	137	304	(13.1%)	(60.9%)
FBA Renta Mixta	292	290	89	0.7%	228.1%
FBA Gestión I	35	37	41	(5.4%)	(14.6%)
FBA Horizonte Plus	20	26	47	(23.1%)	(57.4%)
FBA Retorno Total I	20	23	42	(13.0%)	(52.4%)
FBA Renta Publica I	27	7	2	285.7%	n.m
FBA Renta Fija Local	2	2	2	-	-
FBA Renta Fija Dólar Plus	-	-	210	N/A	(100.0%)
Total assets	199,307	210,578	150,907	(5.4%)	32.1%

Market Share - Mutual funds	BBVA Asset Management			Chg (%)
In %	4Q21	3Q21	4Q20	QoQ	YoY
Mutual funds	5.53%	6.34%	5.15%	(81)bps	38 bps

Source: Cámara Argentina de Fondos Comunes de Inversión

Other events

Main Relevant Events

•	As of November 24, 2021, the termination of the alliance between BBVA Argentina and LATAM AIRLINES GROUP S.A., regarding the mile accumulation program for BBVA customers, as of February 28, 2022. Both BBVA Argentina and LATAM will continue to accompany their customers, with the strong belief that they will provide a better service independently. The termination of the alliance does not imply the cancellation of the LATAM Pass Program. The miles accrued during the term of duration of the alliance shall be maintained and may be used through LATAM.com according to the terms and conditions of that program. Moreover, as from March, customers will be part of Puntos BBVA, the new benefits program where they will be able to continue flying and arranging their customized trips.
•	As of March 2, 2022, the Bank has been notified of a class action filed by the Asociación por la Defensa de Usuarios y Consumidores (Association for the Defense of Consumer and User Rights – ADUC).The Association, acting on behalf of consumers, claims for an alleged new fee “Priority Pass Visit” applied to Credit Cards offered by the Bank, which would imply: (i) the unilateral modification of the agreement terms and conditions ; (ii) the abusive exercise of the activity by the bank. Moreover, it also requests that the amounts collected, interest and costs included, be terminated and refunded. It is important to remark that this action is informed even though it is materially impossible to determine to date, whether the claim has a significant economic importance, since such claim is brought for an indeterminate amount, materially impossible to be determined with certainty today. The Bank is analyzing the content of the lawsuit and defining the course of action, thus considering that even in the hypothetical case of an adverse decision regarding this dispute, such circumstance will not have a significant impact on its assets and activities.

Digital Transformation

Digitalization continued to accelerate during 4Q21. Active digital client total more than 2.0 million with a 74.0% penetration over total active clients (2.8 million), versus a penetration of 71.7% in 4Q20. Active mobile clients reach 1.8 million, representing a 63.9% penetration in 4Q21, versus a penetration of 59.9% in 4Q20. Digital and mobile transactions4 increased 16.3% in 4Q21 YoY.

On 4Q21, retail digital sales measured in units reached 80.0% of total sales (vs. 80.8% in 4Q20) and represent 60.8% of the Banks total sales measured in monetary value (vs. 58.4% in 3Q20).

SMEs Productive investment financing credit lines – December 2021

As of December 31, 2021, total loans granted by the Bank regarding 2020 and 2021 quotas, complied with what was requested by the BCRA pursuant to Communications “B” 12162 and “B” 12164 respectively. Within this regulation, the total amount to be granted by the bank on the 2021/2022 quota amounts to $32.4 billion, pursuant to Communication “B” 12238.

As of September 30, 2021, total loans granted by the Bank regarding the 2021 quota amounted to $41.7 billion and the average of daily balances of current financing between April 21, 2021 and September 30, 2021, totaled $30.1 billion, having complied with the $24.4 billion quota demanded by the BCRA pursuant to Communication “B” 12164.

4 Includes online and mobile banking, Net Cash online & mobile.

Main Regulatory Changes

Foreign Currency Global Net Position (PGNME). Cash position. (Communication “A” 7405, 11/25/2021). The BCRA updated the percentage of the “cash position”, which as of December 1, 2021, cannot exceed 0% of the bank prior month’s regulatory capital or “RPC”.

Instalment financing of the purchase of travel tickets and touristic services abroad through credit cards. (Communication “A” 7407, 11/25/2021). As of November 26, 2021, financial institutions and non-financial credit card issuers will not be able to finance, through instalments, any purchase of tickets and other touristic services abroad done through credit cards.

Dividend distribution. (Communication “A” 7421, 12/16/2021). The BCRA stated that as of January 1, 2022, and until December 31, 2022, financial institutions will be able to distribute results for up to 20% of what would have corresponded if “Results distribution” regulation had been applied. As of January 1, 2022, financial institutions that should have the BCRA’s authorization, shall do such distribution in twelve equal, monthly consecutive payments.

Financial institution expansion (Communication “A” 7427, 12/23/2021). Regulation indicating that financial institutions must have BCRA’s prior authorization for the relocation or shut down of branches is extended until December 31, 2022.

Minimum reserve requirement for PSPOPA. (Communication “A” 7429, 12/30/2021). As of January 1, 2022, the BCRA states that balances in pesos in deposit accounts from payment service providers that offer payment accounts (PSPOPA) that contain deposits from clients, are subject to 100% reserve requirement.

Maximum credit card rate, productive investment credit lines, minimum reserve requirement. (Communication “A” 7432, 01/06/2022). The BCRA disclosed the reconfiguration of its monetary policy instruments, and related to that, adopted several changes in regulation:

(i)	SMEs Productive investment financing credit lines: increment of the nominal annual rate from 35% to 41% applicable to financing aimed at working capital, discounted instruments and especial financing granted as of January 10, 2022.
(ii)	Maximum interest rate for credit card financing from 43% (on Feb-21) to 49% for amounts of up to $200,000.
(iii)	Increment from 14% to 30% on the deduction of reserve requirement for SME’s productive investment credit lines granted as of January 10, 2022.
(iv)	As of January 10, 2022: shorter-duration LELIQ position is allowed for up to the monthly average of time deposits in pesos to the non-financial private sector on the previous period (includes those computed as reserve requirement integration). Long-duration LELIQ position is allowed without limit. This is valid for financial institutions that have a ratio of time deposits in pesos to the non-financial private sector over total deposits to the non-financial private sector of 20% or above.
(v)	The limit for the retail time deposit rate is raised from $1 million to $10 million, and the rate is increased to 97.5% of the Monetary Policy Rate (LELIQ rate). For deposits above $10 million, the applicable rate will be 92.5% of the Monetary Policy Rate.
(vi)	Meanwhile, the BCRA increased the LELIQ rate from 38% to 40% and announced the gradual cancellation and removal of 7-day REPOs.[5]

5 On January 17, 2022, the BCRA cut the 7-day REPO rate from 36.50% to 34.00% and on January 24, 2022, continued to further cut it to 32.00%.

Reserve requirement. Ahora 12. (Communication “A” 7448, 01/27/2022). The BCRA stated, for financing granted within the Ahora 12 program as of February 1, 2022, that the percentage to be deductible from the reserve requirement in pesos will be 40% (previously 50%, Communication “A” 7114).

Deposits and time deposits. Reserve requirement. (Communication “A” 7459, 02/17/2022). The BCRA increased the monetary policy rate from 40% to 42.50%. In line with this, it also raised the minimum limits of time deposit rates. As of February 18, 2022, rates for time deposits for up to $10 million will be of 97.65% of the monetary policy rate. Reserve requirement will be reduced for an amount equivalent to 30% of SME’s productive investment credit lines that are granted at a nominal annual interest rate of up to 30%.

Floating rate liquidity notes. (Communication “A” 7460, 02/17/2022). The BCRA created the floating rate liquidity notes (NOTALIQ) that will have a floating rate equivalent to the effective annual yield of a 28-day LELIQ.

Glossary

Active clients: holders of at least one active product. An active product is in most cases a product with at least “one movement” in the last 3 months, or a minimum balance.

Cost of Risk (accumulated): Year to date accumulated loan loss allowances / Average total loans.

Average total loans: average between previous year-end Total loans and other financing and current period Total loans and other financing.

Cost of Risk (quarterly): Current period Loan loss allowances / Average total loans. Average total loans: average between previous quarter-end Total loans and other financing and current period Total loans and other financing.

Coverage ratio: Quarterly allowances under the Expected Credit Loss model / total non-performing portfolio.

Digital clients: we consider a customer to be an active user of online banking when they have been logged at least once within the last three months using the internet or a cell phone and SMS banking.

Efficiency ratio (Excl. inflation adjustments, accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income).

Efficiency ratio (Excl. inflation adjustments, quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income).

Efficiency ratio (accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

Efficiency ratio (quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

Liquidity Ratio: (Cash and deposits in banks + Debt securities at fair value through P&L (Excl. Private securities) + Net REPO transactions + Other debt securities (Excl. Private securities) / Total Deposits.

Mobile clients: customers who have been active in online banking at least once in the last three months using a mobile device.

Net Interest Margin (NIM) – (quarterly): Quarterly Net Interest Income / Average quarterly interest earning assets.

Public Sector Exposure (excl. BCRA): (National and Provincial Government public debt + Loans to the public sector + REPO transactions) / Total Assets.

ROA (accumulated): Accumulated net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on December of the previous year and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

ROA (quarterly): Net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on the previous quarter-end and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (accumulated): Accumulated net Income of the period attributable to owners of the parent / Average Equity. Average Equity is calculated as the average between equity in December of the previous year and equity in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (quarterly): Net Income of the period attributable to owners of the parent / Average Equity. Average Equity is calculated as the average between equity on the previous quarter end and equity in the current period, expressed in local currency. Calculated over a 365-day year.

Spread: (Quarterly Interest Income / Quarterly average Interest-earning Assets) – (Quarterly Interest Expenses / Quarterly average interest-bearing liabilities).

Other terms

n.m.: not meaningful. Implies an increase above 500% and a decrease below -500%.

N/A: not applicable.

Bps: basis points.

Balance Sheet

Balance Sheet	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	4Q21	3Q21	4Q20	QoQ	YoY
Assets
Cash and deposits in banks	218,346	217,404	229,595	0.4%	(4.9%)
Cash	74,254	54,153	93,935	37.1%	(21.0%)
Financial institutions and correspondents	144,092	163,251	135,660	(11.7%)	6.2%
BCRA	141,984	159,795	130,088	(11.1%)	9.1%
Other local and foreign financial institutions	2,108	3,456	5,572	(39.0%)	(62.2%)
Debt securities at fair value through profit or loss	1,397	7,218	1,423	(80.6%)	(1.8%)
Derivatives	2,816	3,577	5,853	(21.3%)	(51.9%)
Repo transactions	137,548	119,864	74,245	14.8%	85.3%
Other financial assets	14,676	21,573	15,162	(32.0%)	(3.2%)
Loans and other financing	379,040	360,738	421,910	5.1%	(10.2%)
Non-financial public sector	1	1	1	-	-
B.C.R.A	-	-	9	N/A	(100.0%)
Other financial institutions	4,210	3,791	2,649	11.1%	58.9%
Non-financial private sector and residents abroad	374,829	356,946	419,251	5.0%	(10.6%)
Other debt securities	184,991	191,000	182,041	(3.1%)	1.6%
Financial assets pledged as collateral	20,281	17,646	27,038	14.9%	(25.0%)
Current income tax assets	2,254	2,290	1	(1.6%)	n.m
Investments in equity instruments	2,217	2,364	3,852	(6.2%)	(42.4%)
Investments in subsidiaries and associates	2,051	2,153	2,177	(4.7%)	(5.8%)
Property and equipment	50,921	49,117	50,970	3.7%	(0.1%)
Intangible assets	3,676	3,150	2,345	16.7%	56.8%
Deferred income tax assets	876	735	8,005	19.2%	(89.1%)
Other non-financial assets	8,802	8,377	13,471	5.1%	(34.7%)
Non-current assets held for sale	302	341	341	(11.4%)	(11.4%)
Total Assets	1,030,194	1,007,547	1,038,429	2.2%	(0.8%)
Liabilities
Deposits	708,336	695,180	721,839	1.9%	(1.9%)
Non-financial public sector	13,274	11,247	8,496	18.0%	56.2%
Financial sector	217	226	1,301	(4.0%)	(83.3%)
Non-financial private sector and residents abroad	694,844	683,707	712,042	1.6%	(2.4%)
Liabilities at fair value through profit or loss	-	52	-	(100.0%)	N/A
Derivatives	314	387	285	(18.9%)	10.2%
Other financial liabilities	61,592	60,079	59,209	2.5%	4.0%
Financing received from the B.C.R.A. and other financial institutions	11,758	11,974	14,530	(1.8%)	(19.1%)
Corporate bonds issued	503	502	1,764	0.2%	(71.5%)
Current income tax liabilities	354	215	5,618	64.7%	(93.7%)
Provisions	5,613	5,813	17,320	(3.4%)	(67.6%)
Deferred income tax liabilities	8,209	5,429	59	51.2%	n.m
Other non-financial liabilities	70,903	64,360	61,196	10.2%	15.9%
Total Liabilities	867,582	843,991	881,820	2.8%	(1.6%)
Equity
Share Capital	613	613	613	-	-
Non-capitalized contributions	39,828	39,828	39,828	-	-
Capital adjustments	28,448	28,448	28,448	-	-
Reserves	70,149	76,899	130,311	(8.8%)	(46.2%)
Retained earnings	(1,513)	(1,513)	(62,604)	-	97.6%
Other accumulated comprehensive income	697	(341)	118	304.2%	489.3%
Income for the period	21,183	16,440	16,668	28.9%	27.1%
Equity attributable to owners of the Parent	159,406	160,374	153,382	(0.6%)	3.9%
Equity attributable to non-controlling interests	3,206	3,182	3,227	0.8%	(0.7%)
Total Equity	162,612	163,556	156,609	(0.6%)	3.8%
Total Liabilities and Equity	1,030,194	1,007,547	1,038,429	2.2%	(0.8%)

Balance Sheet – 5 Quarters

Balance Sheet	BBVA ARG Consolidated
In millions of AR$ - Inflation adjusted	4Q21	3Q21	2Q21	1Q21	4Q20
Assets
Cash and deposits in banks	218,346	217,404	238,870	261,565	229,595
Cash	74,254	54,153	71,323	88,113	93,935
Financial institutions and correspondents	144,092	163,251	167,547	173,452	135,660
B.C.R.A	141,984	159,795	162,836	167,967	130,088
Other local and foreign financial institutions	2,108	3,456	4,711	5,485	5,572
Debt securities at fair value through profit or loss	1,397	7,218	5,447	6,510	1,423
Derivatives	2,816	3,577	3,175	3,308	5,853
Repo transactions	137,548	119,864	126,782	40,717	74,245
Other financial assets	14,676	21,573	18,366	18,466	15,162
Loans and other financing	379,040	360,738	369,664	380,387	421,910
Non-financial public sector	1	1	-	1	1
B.C.R.A	-	-	-	-	9
Other financial institutions	4,210	3,791	2,851	2,655	2,649
Non-financial private sector and residents abroad	374,829	356,946	366,813	377,731	419,251
Other debt securities	184,991	191,000	185,200	180,496	182,041
Financial assets pledged as collateral	20,281	17,646	20,088	22,243	27,038
Current income tax assets	2,254	2,290	5,819	1,819	1
Investments in equity instruments	2,217	2,364	2,562	3,045	3,852
Investments in subsidiaries and associates	2,051	2,153	2,471	2,118	2,177
Property and equipment	50,921	49,117	49,653	50,300	50,970
Intangible assets	3,676	3,150	2,859	2,549	2,345
Deferred income tax assets	876	735	784	5,593	8,005
Other non-financial assets	8,802	8,377	8,998	12,027	13,471
Non-current assets held for sale	302	341	341	341	341
Total Assets	1,030,194	1,007,547	1,041,079	991,484	1,038,429
Liabilities
Deposits	708,336	695,180	733,626	678,611	721,839
Non-financial public sector	13,274	11,247	8,577	8,795	8,496
Financial sector	217	226	525	239	1,301
Non-financial private sector and residents abroad	694,844	683,707	724,524	669,576	712,042
Liabilities at fair value through profit or loss	-	52	-	-	-
Derivatives	314	387	171	533	285
Other financial liabilities	61,592	60,079	56,478	60,018	59,209
Financing received from the B.C.R.A. and other financial institutions	11,758	11,974	11,701	13,060	14,530
Corporate bonds issued	503	502	1,049	1,366	1,764
Current income tax liabilities	354	215	98	2,123	5,618
Provisions	5,613	5,813	7,632	13,986	17,320
Deferred income tax liabilities	8,209	5,429	4,132	98	59
Other non-financial liabilities	70,903	64,360	66,126	61,456	61,196
Total Liabilities	867,582	843,991	881,013	831,251	881,820
Equity
Share Capital	613	613	613	613	613
Non-capitalized contributions	39,828	39,828	39,828	39,828	39,828
Capital adjustments	28,448	28,448	28,448	28,448	28,448
Reserves	70,149	76,899	76,899	130,311	130,311
Retained earnings	(1,513)	(1,513)	(1,513)	(45,937)	(62,604)
Other accumulated comprehensive income	697	(341)	(98)	(223)	118
Income for the period	21,183	16,440	12,716	4,021	16,668
Equity attributable to owners of the Parent	159,406	160,374	156,893	157,061	153,382
Equity attributable to non-controlling interests	3,206	3,182	3,173	3,172	3,227
Total Equity	162,612	163,556	160,066	160,233	156,609
Total Liabilities and Equity	1,030,194	1,007,547	1,041,079	991,484	1,038,429

Balance Sheet – Foreign Currency Exposure

Foreign Currency Exposure	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	4Q21	3Q21	4Q20	QoQ	YoY
Assets
Cash and deposits in banks	149,812	166,785	173,514	(10.2%)	(13.7%)
Debt securities at fair value through profit or loss	-	1	1	(100.0%)	(100.0%)
Other financial assets	2,888	3,504	3,342	(17.6%)	(13.6%)
Loans and other financing	19,034	27,538	42,155	(30.9%)	(54.8%)
Other financial institutions	168	175	624	(3.6%)	(73.0%)
Non-financial private sector and residents abroad	18,866	27,364	41,531	(31.1%)	(54.6%)
Other debt securities	2,149	260	-	n.m	N/A
Financial assets pledged as collateral	5,624	5,811	7,119	(3.2%)	(21.0%)
Investments in equity instruments	36	40	43	(10.3%)	(16.6%)
Total foreign currency assets	179,543	203,939	226,174	(12.0%)	(20.6%)
Liabilities		-	-
Deposits	166,232	186,766	207,457	(11.0%)	(19.9%)
Non-Financial Public Sector	3,212	4,399	3,489	(27.0%)	(7.9%)
Financial Sector	35	57	77	(38.7%)	(54.7%)
Non-financial private sector and residents abroad	162,984	182,311	203,891	(10.6%)	(20.1%)
Other financial liabilities	10,275	11,703	15,677	(12.2%)	(34.5%)
Financing received from the B.C.R.A. and other financial institutions	509	3,928	3,412	(87.0%)	(85.1%)
Other non financial liabilities	4,323	2,563	1,725	68.7%	150.6%
Total foreign currency liabilities	181,338	204,960	228,271	(11.5%)	(20.6%)

Foreign Currency Net Position - AR$	(1,795)	(1,021)	(2,097)	(75.9%)	14.4%

Foreign Currency Net Position - USD	(17)	(10)	(25)	(69.0%)	29.9%
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

Income Statement

Income Statement	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	4Q21	3Q21	4Q20	QoQ	YoY
Interest income	55,904	57,353	48,336	(2.5%)	15.7%
Interest expense	(22,322)	(25,162)	(18,861)	11.3%	(18.4%)
Net interest income	33,582	32,191	29,475	4.3%	13.9%
Fee income	11,570	11,389	11,367	1.6%	1.8%
Fee expenses	(5,742)	(4,570)	(7,140)	(25.6%)	19.6%
Net fee income	5,828	6,819	4,227	(14.5%)	37.9%
Net income from financial instruments at fair value through P&L	(226)	943	6,270	(124.0%)	(103.6%)
Net loss from write-down of assets at amortized cost and fair value through OCI	(18)	(41)	(221)	56.1%	91.9%
Foreign exchange and gold gains	1,630	1,291	1,620	26.3%	0.6%
Other operating income	2,098	1,745	2,909	20.2%	(27.9%)
Loan loss allowances	(444)	(2,706)	(5,549)	83.6%	92.0%
Net operating income	42,450	40,242	38,731	5.5%	9.6%
Personnel benefits	(7,715)	(8,135)	(7,332)	5.2%	(5.2%)
Administrative expenses	(8,528)	(9,700)	(7,306)	12.1%	(16.7%)
Depreciation and amortization	(1,404)	(1,317)	(1,637)	(6.6%)	14.2%
Other operating expenses	(7,326)	(6,463)	(9,184)	(13.4%)	20.2%
Operating expenses	(24,973)	(25,615)	(25,459)	2.5%	1.9%
Operating income	17,477	14,627	13,272	19.5%	31.7%
Income from associates and joint ventures	(115)	(98)	36	(17.3%)	(419.4%)
Income from net monetary position	(10,227)	(9,131)	(10,314)	(12.0%)	0.8%
Income before income tax	7,135	5,398	2,994	32.2%	138.3%
Income tax	(2,367)	(1,666)	(2,564)	(42.1%)	7.7%
Income for the period	4,768	3,732	430	27.8%	n.m
Owners of the parent	4,743	3,725	587	27.3%	n.m
Non-controlling interests	25	8	(157)	212.5%	115.9%
		-
Other comprehensive Income (1)	1,039	(244)	(402)	n.m	358.2%
Total comprehensive income	5,807	3,489	28	66.4%	n.m
(1) Net of Income Tax.

Income Statement – 5 Quarters

Income Statement	BBVA ARG Consolidated
In millions of AR$ - Inflation adjusted	4Q21	3Q21	2Q21	1Q21	4Q20
Interest income	55,904	57,353	52,596	49,050	48,336
Interest expense	(22,322)	(25,162)	(23,320)	(20,257)	(18,861)
Net interest income	33,582	32,191	29,275	28,794	29,475
Fee income	11,570	11,389	11,486	10,259	11,367
Fee expenses	(5,742)	(4,570)	(4,947)	(5,777)	(7,140)
Net fee income	5,828	6,819	6,539	4,482	4,227
Net income from financial instruments at fair value through P&L	(226)	943	1,508	2,139	6,270
Net loss from write-down of assets at amortized cost and fair value through OCI	(18)	(41)	(20)	(44)	(221)
Foreign exchange and gold gains	1,630	1,291	1,423	1,197	1,620
Other operating income	2,098	1,745	2,182	2,066	2,909
Loan loss allowances	(444)	(2,706)	(2,560)	(2,557)	(5,549)
Net operating income	42,450	40,242	38,347	36,077	38,731
Personnel benefits	(7,715)	(8,135)	(7,659)	(7,804)	(7,332)
Administrative expenses	(8,528)	(9,700)	(7,080)	(7,125)	(7,306)
Depreciation and amortization	(1,404)	(1,317)	(1,432)	(1,428)	(1,637)
Other operating expenses	(7,326)	(6,463)	(6,700)	(6,210)	(9,184)
Operating expenses	(24,973)	(25,615)	(22,871)	(22,567)	(25,459)
Operating income	17,477	14,627	15,476	13,510	13,272
Income from associates and joint ventures	(115)	(98)	209	(39)	36
Income from net monetary position	(10,227)	(9,131)	(10,520)	(10,090)	(10,314)
Income before income tax	7,135	5,398	5,165	3,381	2,994
Income tax	(2,367)	(1,666)	3,530	584	(2,564)
Income for the period	4,768	3,732	8,695	3,965	430
Owners of the parent	4,743	3,725	8,694	4,020	587
Non-controlling interests	25	8	2	(55)	(157)

Other comprehensive Income (OCI)(1)	1,039	(244)	90	(307)	(402)
Total comprehensive income	5,807	3,489	8,787	3,659	28
(1) Net of Income Tax.

Ratios

Quarterly Annualized Ratios	BBVA ARG Consolidated			Chg (%)
In %	4Q21	3Q21	4Q20	QoQ	YoY
Profitability
Efficiency Ratio	67.3%	69.0%	44.0%	(167)bps	2,324 bps
Efficiency Ratio (excl. Inflation adjustments)	48.4%	51.9%	34.4%	(351)bps	1,394 bps
ROA	1.8%	1.4%	0.2%	40 bps	162 bps
ROE	11.8%	9.3%	1.5%	245 bps	1,028 bps
Liquidity
Liquid assets / Total Deposits	76.4%	76.9%	67.4%	(57)bps	892 bps
Capital
Regulatory Capital Ratio	20.8%	23.5%	20.2%	(272)bps	59 bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	20.3%	22.9%	19.6%	(266)bps	69 bps
Asset Quality
Total non-performing portfolio / Total portfolio	1.87%	2.54%	1.40%	(67)bps	47 bps
Allowances /Total non-performing portfolio	181.89%	181.75%	311.95%	14 bps	(13,006)bps
Cost of Risk	0.46%	2.80%	4.99%	(234)bps	(454)bps

Accumulated Annualized Ratios	BBVA ARG Consolidated			Chg (%)
In %	4Q21	3Q21	4Q20	QoQ	YoY
Profitability
Efficiency Ratio	69.1%	69.7%	56.8%	(63)bps	1,224 bps
Efficiency Ratio (excl. Inflation adjustments)	49.4%	49.7%	45.1%	(35)bps	425 bps
ROA	2.0%	2.1%	1.7%	(10)bps	36 bps
ROE	13.5%	14.0%	10.9%	(47)bps	268 bps
Liquidity
Liquid assets / Total Deposits	76.4%	76.9%	67.4%	(57)bps	892 bps
Capital
Regulatory Capital Ratio	20.8%	23.5%	20.2%	(272)bps	59 bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	20.3%	22.9%	19.6%	(266)bps	69 bps
Asset Quality
Total non-performing portfolio / Total portfolio	1.87%	2.54%	1.40%	(67)bps	47 bps
Allowances /Total non-performing portfolio	181.89%	181.75%	311.95%	14 bps	(13,006)bps
Cost of Risk	0.46%	2.80%	4.99%	(234)bps	(454)bps

About BBVA Argentina

BBVA Argentina (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) is a subsidiary of the BBVA Group, the main shareholder since 1996. In Argentina, it is one of the leading private financial institutions since 1886. Nationwide, BBVA Argentina offers retail and corporate banking to a broad customer base, including: individuals, SME’s, and large-sized companies.

BBVA Argentina’s purpose is to bring the age of opportunities to everyone, based on our customers’ real needs, providing the best solutions, and helping them make the best financial decisions through an easy and convenient experience. The institution relies on solid values: “The customer comes first, We think big and We are one team”. At the same time, its responsible banking model aspires to achieve a more inclusive and sustainable society.

Investor Relations Contact

Ernesto Gallardo

Chief Financial Officer

Inés Lanusse

Investor Relations Officer

Belén Fourcade

Investor Relations

investorelations-arg@bbva.com

ir.bbva.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.
Date:	March 3, 2022	By:	/s/ Ernesto Gallardo Jimenez
			Name:	Ernesto Gallardo Jimenez
			Title:	Chief Financial Officer